EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary share, par value of US$0.0001 per share, of Southern Cross Acquisition II Corp., a Cayman Islands exempted company shall be filed on behalf of the undersigned.

August 31, 2026

Southern Cross Acquisition II Sponsor Corp.

By:	/s/ Peizhong Yu
Name:	Peizhong Yu
Title:	Director

Peizhong Yu

/s/ Peizhong Yu